Exhibit 12.01

ORACLE CORPORATION

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited)

	Year Ended May 31,
(Dollars in millions)	2014	2013	2012	2011	2010
Earnings(1)
Income before provision for income taxes	$13,704	$13,898	$12,962	$11,411	$8,243
Add: Noncontrolling interests	98	112	119	97	95
Add: Fixed charges	968	850	827	875	808

Total earnings	$14,770	$14,860	$13,908	$12,383	$9,146

Fixed Charges(2)
Interest expense	$914	$797	$766	$808	$754
Estimate of interest in rent expense	54	53	61	67	54

Total fixed charges	$968	$850	$827	$875	$808

Ratio of earnings to fixed charges	15x	17x	17x	14x	11x

(1)	The term “earnings” means the amounts resulting from the following: (a) our income before provision for income taxes, plus (b) the noncontrolling interests in the net income of our majority owned subsidiaries, plus (c) our fixed charges.
(2)	The term “fixed charges” means the amounts resulting from the following: (a) our interest expensed, plus (b) our estimate of the interest component of rent expense.

We do not report any shares of preferred stock outstanding in our consolidated financial statements because our outstanding preferred stock is owned by one or more of our wholly-owned subsidiaries. Our ratio of earnings to combined fixed charges and preferred dividends for any given period is equivalent to our ratio of earnings to fixed charges.